SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 33-38827

CATELLUS DEVELOPMENT CORPORATION

PROFIT SHARING & SAVINGS PLAN

AND TRUST

(Full title of the plan and the address of the plan)

CATELLUS DEVELOPMENT CORPORATION

201 Mission Street

San Francisco, California 94105

(Name of issuer of the securities and the address of its principal executive office)

REQUIRED INFORMATION

1.	Audited Statement of Net Assets Available for Plan Benefits at December 31, 2002 and 2001 and Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2001 are contained in this Annual Report.

2.	Consent of PricewaterhouseCoopers LLP, independent auditors, is contained in this Annual Report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CATELLUS DEVELOPMENT CORPORATION PROFIT SHARING & SAVINGS PLAN AND TRUST

Date: June 30, 2003	By:	/s/ PAUL A. LOCKIE
Paul A. Lockie Member Administrative Committee

EXHIBIT INDEX

EXHIBIT NUMBER

1	Plan Financial Statements

23	Consent of Independent Auditors

99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.